================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        _______________________________

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                        _______________________________

                               MODEM MEDIA, INC.
                      (Name of Subject Company (Issuer))
                        _______________________________

                               MODEM MEDIA, INC.
                       (Name of Filing Person (Offeror))
                        _______________________________

 Certain Options under Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan and Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan
  to Purchase Common Stock, Par Value $.001 per Share, of Modem Media, Inc.
                        Held by Eligible Option Holders
                        (Title of Class of Securities)
                        _______________________________

                                       *

                     (CUSIP Number of Class of Securities)
                        _______________________________

                               Sloane Levy, Esq.
                               Modem Media, Inc.
                                230 East Avenue
                              Norwalk, CT  06855
                              Tel: (203) 299-7000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE

     Transaction Valuation**                          Amount of Filing Fee
-----------------------------------              ------------------------------
        $1,556,740.00                                      $311.35

** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 110,800 shares of common stock of Modem Media, Inc. having a weighted average exercise price of $14.05 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount previously paid:   Not applicable.
                   Form or Registration No.: Not applicable.
                   Filing party:             Not applicable.
                   Date filed:               Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_]  third party tender offer subject to Rule 14d-1.
       [X]  issuer tender offer subject to Rule 13e-4.
       [_]  going-private transaction subject to Rule 13e-3.
       [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 607533106.

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

                            INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by certain of our current employees who were not eligible to participate in the previous Offer to Exchange (as filed with the Securities Exchange Commission on April 30, 2001) and who have not received options on or after April 17, 2001 and with an exercise price greater than $6.00 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 17, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal").

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a)  Name and Address.

     The name of the issuer is Modem Media, Inc., a Delaware corporation (the "Company"). The Company's principal executives offices are located at 230 East Avenue, Norwalk, CT 06855, and its telephone number is (203) 299-7000. The information set forth in the Offer to Exchange under "Information Concerning Modem Media" is incorporated herein by reference.

     (b)  Securities.

     This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan and Modem Media . Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan (collectively, the "Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that are (i) held by certain current employees of the Company who did not participate in the previous Offer to Exchange (as filed with the Securities Exchange Commission on April 30,
2001), (ii) who have not received options on or after April 17, 2001 and (iii) have an exercise price greater than $6.00 per share (the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the "Offer". The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

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

ITEM 4.  TERMS OF THE TRANSACTION

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Grant of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("International Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)  Transactions.

     Not applicable.

     (b)  Significant Corporate Events.

     Not applicable.

     (c)  Negotiations or Contacts.

     Not applicable.

     (d)  Conflicts of Interest.

     Not applicable.

     (e)  Agreements Involving the Subject Company's Securities.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a)  Purposes.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b)  Conditions.

     The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (c)  Expenses.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Solicitations or Recommendations.

     Not applicable.

     (b)  Employees and Corporate Assets.

     Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     (a)  Financial Information.

     The information set forth on pages 20 through 46 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-21935) and Company's Quarterly Report on Form 10-Q for quarter ended June 30, 2001 are incorporated herein by reference.

     The book value per share of Common Stock as of December 31, 2001 was $3.18.

     Summary Historical Consolidated Financial Information: The following summary historical consolidated financial data should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2000 and the unaudited condensed consolidated financial statements as of and for the interim period ended June 30, 2001 incorporated by reference in this Tender Offer Statement on Schedule TO. The consolidated statement of operations data for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999 and 2000, have been derived from the Company's audited consolidated financial statements incorporated by reference in this Tender Offer Statement on Schedule TO. The consolidated statement of operations data for the six months ended June 30, 2000 and 2001, and the consolidated balance sheet data as of June 30, 2001, are derived from unaudited condensed consolidated financial statements which are incorporated by reference in this Tender Offer Statement on Schedule TO.

                                                                      Year Ended                       Six Months Ended
                                                                      December 31,                         June 30,
                                                              ------------------------------------------------------------
                                                                  1999          2000(1)            2000(1)          2001
                                                              ------------------------------------------------------------
                                                                         (in thousands except per-share data)
                                                                                                        unaudited
Statements of Operations Data:
Revenues..................................................       $74,036      $134,344            $61,362         $ 59,501
Cost of revenues..........................................        32,991        69,088             32,151           33,195
                                                                 -------      --------            -------         --------
Gross profit..............................................        41,045        65,256             29,211           26,306
Sales and marketing.......................................         1,658         5,240              3,182            2,171
General and administrative................................        26,220        51,027             24,175           18,925
Restructuring and other charges...........................            --         7,008                722           10,609
Depreciation and amortization.............................         3,463         6,127              2,626            3,414
Impairment of goodwill....................................            --        54,287                 --               --
Amortization of goodwill..................................         2,959        15,400              7,138            1,707
                                                                 -------      --------            -------         --------
Operating income (loss)...................................         6,745       (73,833)            (8,632)         (10,520)
Interest income, net......................................         1,975         1,866                981              745
                                                                 -------      --------            -------         --------
Income (loss) before income taxes.........................         8,720       (71,967)            (7,651)          (9,775)
Provision (benefit) for income taxes......................         5,703         2,282              1,071           (4,373)
                                                                 -------      --------            -------         --------
Net income (loss).........................................       $ 3,017      $(74,249)           $(8,722)        $ (5,402)
                                                                 =======      ========            =======         ========
Basic net income (loss) per share.........................       $  0.14      $  (3.04)           $ (0.36)        $  (0.21)
                                                                 =======      ========            =======         ========
Diluted net income (loss) per share.......................       $  0.13      $  (3.04)           $ (0.36)        $  (0.21)
                                                                 =======      ========            =======         ========

                                                                    December 31,                       June 30,
                                                              ------------------------------------------------------------
                                                                  1999         2000(1)            2000(1)          2001
                                                              ------------------------------------------------------------
                                                                                    (in thousands)
                                                                                                         unaudited
Balance Sheet Data:
Cash and cash equivalents.................................      $ 30,265      $ 35,564           $ 30,565         $ 36,350
Short-term investments....................................        16,859           201                226              100
Total current assets......................................        71,251        81,737             64,866           65,402
Total assets..............................................       145,732       161,505            207,608          148,150
Total current liabilities.................................        33,564        50,292             41,207           39,420
Long-term obligations, less current portion...............           692         6,942              2,422            8,956
Total stockholders' equity................................       111,476       104,271            163,979           99,774

(1) In February 2000, the Company acquired Vivid Holdings, Inc. and its majority-owned subsidiary, Vivid Publishing, Inc., (collectively, "Vivid") in a business combination accounted for under the purchase method of accounting. Accordingly, the statements of operations data presented above include the operating results of Vivid from the date of its acquisition.

     (b)  Pro Forma Information.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

ITEM 12.  EXHIBITS

(a)(1)(A)         Offer to Exchange dated Sept 17, 2001.
(a)(1)(B)         Form of Letter of Transmittal.
(a)(1)(C)         Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)         Form of Optionee Activity Report.
(a)(1)(E)         Form of Notice of Withdrawal of Tender.
(a)(1)(F) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(b)               Not applicable.
(d)(1) Modem Media. Poppe Tyson, Inc. 1999 Stock Incentive Plan, previously filed with the Commission on February 9, 2000 as
                  Exhibit 99.1 to the Company's Registration Statement on Form S-8, Registration No. 333-96483, which is incorporated herein by reference.
(d)(2) Modem Media . Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan, previously filed with the Commission on January 28, 1999 as Exhibit 10.9 to Amendment No. 5 to the Company's Registration Statement on Form S-1, Registration No. 333-68057, which is incorporated herein by reference.
(d)(3) Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan - 2000 UK Approved Rules.
(d)(4) Forms of award agreement under the Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan.
(d)(5) Forms of award agreement under the Modem Media . Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan.
(g)               Not applicable.
(h)               Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             Modem Media, Inc.



                                            ____________________________________
                                             /s/ Marc C. Particelli
                                             Chief Executive Officer

Date: September 17, 2001


                               INDEX TO EXHIBITS


Exhibit Number         Description
--------------------------------------------------------------------------------
(a)(1)(A)              Offer to Exchange dated Sept 17, 2001.
(a)(1)(B)              Form of Letter of Transmittal.
(a)(1)(C)              Form of Letter to Eligible Option Holders Regarding
                       Offer.
(a)(1)(D)              Form of Optionee Activity Report.
(a)(1)(E)              Form of Notice of Withdrawal of Tender.
(a)(1)(F)              Form of Letter to Tendering Option Holders Regarding
                       Acceptance of Tendered Options.
(b)                    Not applicable.
(d)(1)                 Modem Media. Poppe Tyson, Inc. 1999 Stock Incentive Plan,
                       previously filed with the Commission on February 9, 2000 as Exhibit 99.1 to the Company's Registration Statement on Form S-8, Registration No. 333-96483, which is incorporated herein by reference.
(d)(2)                 Modem Media . Poppe Tyson, Inc. Amended and Restated 1997
                       Stock Option Plan, previously filed with the Commission on January 28, 1999 as Exhibit 10.9 to Amendment No. 5 to the Company's Registration Statement on Form S-1,
                       Registration No. 333-68057, which is incorporated herein by reference.
(d)(3)                 Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive
                       Plan - 2000 UK Approved Rules.
(d)(4)                 Forms of award agreement under the Modem Media . Poppe
                       Tyson, Inc. 1999 Stock Incentive Plan.
(d)(5)                 Forms of award agreement under the Modem Media . Poppe
                       Tyson, Inc. Amended and Restated 1997 Stock Option Plan.
(g)                    Not applicable.
(h)                    Not applicable.